[American Family Insurance Group letterhead]

September 17, 2008

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Pre-Effective Amendment No. 1
To Form N-6 Registration Statement
For American Family Variable Account I
File Numbers 333-147408 and 811-10097

Dear Commissioners:

American Family Life Insurance Company (the “Company”), on its own behalf and on behalf of American Family Variable Account I (the “Account”), provides this letter to the Securities and Exchange Commission (the “Commission”) in response to one of the comments provided by the Commission staff in a letter to Counsel for the Company dated January 14, 2008, with respect to the Account’s registration statement.

The Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing.

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at 608.249.2111 or Thomas Bisset at 202.383.0118.

Sincerely,

/s/ Christopher S. Spencer
Christopher S. Spencer
Chief Legal Officer; Secretary